SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the Month of April 2003


                                   ECTEL LTD.

                 (Translation of Registrant's Name into English)


                                43 Hasivim Street
                               Petach Tikva 49133
                                     ISRAEL
                    (Address of Principal Corporate Offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]           Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [  ]          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

            Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 1, 2003, announcing preliminary first quarter 2003 results.

                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECTEL LTD.
                                       ----------
                                       (Registrant)


                                       By: /s/ Ernest S. Wechsler
                                          -------------------------------
                                          Ernest S. Wechsler for Avi Goldstein,
                                          Senior Vice President and
                                          Chief Financial Officer,
                                          pursuant to authorization




Dated:  April 2, 2003

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                                Index to Exhibits


Exhibit No.        Exhibit
-----------        -------

99.1               Press Release issued April 1, 2003

ECtel Ltd. Announces Preliminary First Quarter 2003 Results


April 1, 2003 - ECtel Ltd. (Nasdaq: ECTX), a leader in network monitoring solutions, today announced that based on preliminary estimates, it expects revenues for the quarter ended March 31st 2003, to be between $14 and $16 million, as compared to the Company's guidance for this quarter which was that revenues would be similar to revenues for the fourth quarter 2002, which were $24.1 million. Net loss for the first quarter is expected to be between $3 and $5 million, and net loss per diluted share for the first quarter is expected to be between $0.17 and $0.28.

ECtel plans to report final first quarter 2003 results by no later than the end of April 2003.

Aharon Shech, President and CEO of ECtel Ltd., said that in this quarter, the Company's customers and potential customers continued to defer capital investments, putting purchasing decisions on hold. In addition, the Company has been experiencing lengthening sales cycles after purchasing decisions are made. Also, potential customers have sought credit and other terms which have made sales more difficult. These trends have increased during the first quarter relative to 2002 and to what had been anticipated for this quarter. Mr. Shech added that the Company believes this is due to the continued global economic uncertainties, exacerbated by the geopolitical developments during the first quarter.

Mr. Shech added: "Despite the difficult economic environment, we expect demand for our products to continue both for our telecom suite of products, which enables prompt return on investment for our telecom customers, as well as for our law enforcement systems, which help government agencies meet the challenges of our day."

ECtel Ltd.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform - multiple applications" approach supports a variety of critical functions, including fraud detection and prevention, law enforcement surveillance and monitoring, billing for inter-carrier traffic and services, and Quality of Service monitoring and management. Over 180 telcos and service providers in more than 60 countries, including many of the world's leading blue-chip telecom service providers and law enforcement agencies worldwide, have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

                                       ###

Contacts:

ECtel Ltd.                                    ECtel Ltd.
----------                                    ----------

Avi Goldstein                                 Chris Denis
Senior Vice President and CFO                 Investor Relations Coordinator
Tel:  +1-301-354-1113                         Tel:    954-351-4492
Fax:  +1-301-428-0638                         Fax:    954-351-4306
Email: avig@ectel.com                         Email:  chris.denis@ectel.com
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